The information in this preliminary prospectus supplement and accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-142134

Subject to completion, dated May 21, 2007

Preliminary Prospectus Supplement to Prospectus dated April 16, 2007.

96,891,014 Shares

Class A Common Stock

This is a public offering of Class A common stock of Dynegy Inc. All of the 96,891,014 shares of Dynegy Class A common stock are being offered by the selling stockholder.

The Class A common stock is listed on the New York Stock Exchange under the symbol “DYN”. The last reported sale price of Dynegy Class A common stock on May 18, 2007 was $10.15 per share.

See “ Risk Factors” beginning on page 2 of the accompanying prospectus and beginning on page 22 of the Annual Report on Form 10-K for the year ended December 31, 2006 filed by our wholly-owned subsidiary, Dynegy Illinois Inc., as updated by our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, each of which is incorporated herein by reference, to read about factors you should consider before buying shares of Dynegy Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Goldman, Sachs & Co. has agreed to purchase the Dynegy Class A common stock from the selling stockholder at a price of $     per share which will result in $     of proceeds to the selling stockholder.

Goldman, Sachs & Co. may offer the Dynegy Class A common stock in transactions on the New York Stock Exchange, in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices.

Goldman, Sachs & Co.

Prospectus Supplement dated May     , 2007

ABOUT THIS PROSPECTUS SUPPLEMENT

All references to “Dynegy,” “we,” “our,” or “us” in this prospectus supplement or the accompanying prospectus are to Dynegy Inc. and its direct and indirect subsidiaries and include Dynegy Illinois Inc. before it became a wholly-owned subsidiary of Dynegy Inc.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters. The second part, the prospectus, gives more general information about us and the Dynegy Class A common stock offered hereby. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. You should rely only on the information contained in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus. Neither we, the selling stockholder nor the underwriter has authorized anyone to provide you with different information. The selling stockholder is not making an offer of these securities in any state where the offer is not permitted. The information which appears in this prospectus supplement, the accompanying prospectus and any document incorporated by reference may only be accurate as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since the date of such information.

This prospectus supplement and the accompanying prospectus incorporate by reference important business and financial information about us that is not included in or delivered with this document. See “Where You Can Find More Information.” This information is available without charge to you upon written or oral request to: Dynegy Inc., 1000 Louisiana, Suite 5800, Houston, Texas 77002, (713) 507-6400, Attention: Investor Relations.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any reports, statements or other information we file at the SEC’s public reference room at 100 F. Street N.E., NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. You can also find more information about us at our Internet website located at http://www.dynegy.com. Our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and any amendments to those reports are available free of charge on our Internet website as soon as reasonably practicable after we electronically file such material with the SEC. Except for such reports that may be specifically incorporated by reference in this prospectus supplement or the accompanying prospectus, information contained on our website does not constitute part of this prospectus supplement or such accompanying prospectus. You may obtain a copy of these filings, at no cost, by writing or telephoning our Investor Relations Department at the following address:

Dynegy Inc.

1000 Louisiana, Suite 5800

Houston, Texas 77002

Attention: Investor Relations Department

Telephone: (713) 507-6400

DOCUMENTS INCORPORATED BY REFERENCE

The following documents heretofore filed by us with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01) of any Current Report on Form 8-K) are incorporated by reference in this prospectus supplement:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed on March 19, 2007 and the amendment thereto filed April 30, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed on May 9, 2007;

•

our Current Reports on Form 8-K dated January 23, 2007, January 25, 2007, January 31, 2007 (filed February 2, 2007), February 6, 2007 (filed February 6, 2007), February 6, 2007 (filed February 9, 2007), February 14, 2007, February 15, 2007, February 20, 2007, February 27, 2007 (filed February 27, 2007), February 27, 2007 (filed March 2, 2007), March 1, 2007 (filed March 7, 2007), March 12, 2007, March 14, 2007 (filed March 14, 2007), March 14, 2007 (filed March 19, 2007), March 20, 2007, April 2, 2007 (filed April 6, 2007 and the amendment thereto filed May 2, 2007), April 2, 2007 (filed May 11, 2007), April 11, 2007 (filed April 16, 2007 and the amendment thereto filed May 15, 2007), May 15, 2007 and May 17, 2007 (filed May 18, 2007); and

•	The description of our common stock in our Registration Statement on Form 8-A12B filed on May 3, 2007 and including any amendment or report filed for the purpose of updating such description.

In addition, all documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and until all of the securities offered under this prospectus supplement are sold (other than information furnished pursuant to Item 2.02 or Item 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01) of any Current Report on Form 8-K (unless expressly stated otherwise in such Current Report on Form 8-K)) are also incorporated by reference in this prospectus supplement.

Any statement contained herein or incorporated by reference in a document incorporated or deemed to be incorporated by reference herein shall be deemed modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement.

We will provide without charge to each person to whom this prospectus supplement is delivered upon request of such person a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to us at our address listed in “Where You Can Find More Information” above.

THE SELLING STOCKHOLDER

All of the Dynegy Class A common stock being offered and sold hereby is being sold by Chevron U.S.A. Inc. (referred to in this prospectus supplement as the selling stockholder), which is selling all 96,891,014 of its shares of our Class A common stock. We filed the registration statement for the sale of the shares pursuant to the provisions of a registration rights agreement, dated as of September 14, 2006, between us and the selling stockholder.

As a result of our recently completed combination with LS Power in April 2007, LS Power Group received 340 million shares of our Class B common stock, which represents approximately 40% of our outstanding equity. At that time, LS Power became our largest stockholder and the selling stockholder’s ownership interest was reduced from approximately 20% to approximately 12%. The selling stockholder’s shares automatically converted into Class A common stock upon the closing of the LS Power transaction.

The selling stockholder is primarily engaged in oil and gas activities. It acquired a significant Class B equity ownership stake in us in 1996 when it contributed substantially all of its midstream natural gas assets to us in exchange for common and preferred stock. In connection with that transaction, we began marketing the selling stockholder’s natural gas production. We have since exited these businesses to focus on the growth of our power generation business. As a result, the strategic alignment between us and the selling stockholder ended.

OTHER INFORMATION

Realization of Net Operating Loss Carryforwards

This sale by the selling stockholder likely constitutes an “ownership change” within the meaning of section 382 of the Internal Revenue Code of 1986, as amended, which, as a result, will establish an annual limitation that could prevent full utilization of the deferred tax assets attributable to our previously incurred federal net operating losses against our total future taxable income for a given year. The magnitude of such limitations and their effect on us is difficult to assess and depends in part on the market value of our stock at the time of this sale’s closing, then-prevailing interest rates and the availability of built-in gains. We do not expect that this ownership change will have a material impact on our tax liability because of the application of the built-in gain provisions of section 382. The ultimate realization of our net operating loss carryforwards will be affected, in part, by the tax law in effect at the time. For accounting purposes, at March 31, 2007, our deferred tax asset attributable to our previously incurred federal net operating losses was valued at approximately $243 million.

Ameren Contracts

We provide a significant amount of power in Illinois pursuant to two supplier forward contracts with subsidiaries of Ameren Corporation. Ameren Corporation has stated that if an electric rate freeze, which expired in January 1, 2007, were reintroduced through proposed legislation in Illinois, it could result in the insolvency or bankruptcy of Ameren’s Illinois utilities. In addition to this proposed legislation, there is a possibility of political, judicial and/or regulatory actions over the next several months related to the expiration of the rate freeze that could substantially alter the parties’ rights and obligations under or relating to the supplier forward contracts. We cannot predict the outcome of these actions or whether legislation or other policy changes affecting utility rates will be enacted, and, if so, what effect these developments may have on Ameren Corporation’s willingness or ability to perform under the supplier forward contracts.

UNDERWRITING

The selling stockholder and Goldman, Sachs & Co. will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, including approval of legal matters by counsel, Goldman, Sachs & Co. will agree to purchase all of the 96,891,014 shares offered hereby.

Goldman, Sachs & Co. may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers.

The underwriter proposes to offer the shares of Dynegy Class A common stock from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. In connection with the sale of the shares of Dynegy Class A common stock offered hereby, Goldman, Sachs & Co. may be deemed to have received compensation in the form of underwriting discounts. Goldman, Sachs & Co. may effect such transactions by selling shares of Dynegy Class A common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from Goldman, Sachs & Co. and / or purchasers of Dynegy Class A common stock for whom they may act as agents or to whom they may sell as principal.

We will not receive any proceeds from the sale of our Dynegy Class A common stock by the selling stockholder. We will pay the fees and expenses associated with this offering, including certain expenses of the selling stockholder pursuant to the underwriting agreement and the registration rights agreement.

Dynegy and the selling stockholder will agree with Goldman, Sachs & Co., subject to certain exceptions, not to dispose of or hedge any of their Dynegy Class A common stock or securities convertible into or exchangeable for shares of Dynegy Class A common stock during the period from the date of this prospectus supplement continuing through the date 60 days after the date of this prospectus supplement, except with the prior written consent of Goldman, Sachs & Co.

Dynegy Class A common stock is listed on the New York Stock Exchange under the symbol “DYN”.

In connection with this offering, Goldman, Sachs & Co. may purchase and sell shares of Dynegy Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Goldman, Sachs & Co. of a greater number of shares than it is required to purchase in the offering. Goldman, Sachs & Co. will need to close out any short sale by purchasing shares in the open market. Goldman, Sachs & Co. is likely to create a short position if it is concerned that there may be downward pressure on the price of the Dynegy Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Dynegy Class A common stock made by Goldman, Sachs & Co. in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by Goldman, Sachs & Co. for its own account, may have the effect of preventing or retarding a decline in the market price of Dynegy’s stock, and may stabilize, maintain or otherwise affect the market price of the Dynegy Class A common stock. As a result, the price of the Dynegy Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

The underwriter and its affiliates have performed certain financial advisory, investment banking and other services for us and our affiliates from time to time for which it has received customary fees and expenses. The underwriter may, from time to time, engage in transactions with and perform services for us and our affiliates in the ordinary course of its business.

An affiliate of Goldman, Sachs & Co. served as joint lead arranger and joint book runner on the First Lien Credit Agreement, Second Lien Credit Agreement and $500,000,000 Special Letter of Credit Facility Agreement of our subsidiary, Dynegy Gen Finance Co, LLC, as well as joint lead arranger and documentation agent on the Credit Agreement of our subsidiary, Dynegy Kendall Energy, LLC.

We and the selling stockholder will agree to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriter may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus supplement will be passed upon for us by Akin Gump Strauss Hauer Feld LLP, Houston, Texas. The

underwriter has been represented in connection with this offering by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) of Dynegy Inc., incorporated in this prospectus by reference to Dynegy Illinois Inc.’s Annual Report on Form 10-K for the year ended December 31, 2006, have been so incorporated in reliance on the report (which contains an explanatory paragraph that emphasizes Dynegy’s substantial litigation) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of the Power Generation Business of LS Power Development, LLC and Affiliates as of December 31, 2006 and for the year then ended, have been incorporated by reference in this prospectus by reference to the Current Report on Form 8-K/A filed on May 2, 2007 of Dynegy Inc. in reliance upon the report of KPMG LLP, independent accountants, appearing therein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

DYNEGY INC.

96,891,014 Shares of Class A Common Stock

This prospectus relates to the resale or other disposition, from time to time, of up to 96,891,014 shares of our Class A common stock held by Chevron U.S.A. Inc., a wholly owned subsidiary of Chevron Corporation and which we sometimes refer to herein as “Chevron” or “the selling stockholder.” The selling stockholder may offer and sell the shares of our Class A common stock from time to time at such prices as it may determine. We will not receive any proceeds from the sale or other disposition of the shares of our Class A common stock by the selling stockholder.

An investment in the shares of our Class A common stock involves risks. Please read carefully the “ Risk Factors” section beginning on page 2.

Our Class A common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “DYN.” On April 13, 2007, the closing sale price of our Class A common stock on the NYSE was $10.18 per share.

As more fully described below under “Transactions with LS Power,” on April 2, 2007, we, Falcon Merger Sub Co. (“Merger Sub”), Dynegy Illinois Inc. (formerly named Dynegy Inc.) (“Dynegy Illinois”), and certain entities in the LS Power Group, a privately held power plant investor, developer and manager (such entities, the “LS Entities”), completed certain transactions pursuant to a Plan of Merger, Contribution and Sale Agreement, dated as of September 14, 2006 (the “Merger Agreement”), including the merger of Merger Sub with and into Dynegy Illinois (the “Merger”). Pursuant to, and in connection with the completion of, the Merger, (i) Dynegy Illinois became our wholly owned subsidiary, (ii) the then-shareholders of Dynegy Illinois, including Chevron, became our stockholders and (iii) our name was changed from Dynegy Acquisition, Inc. to Dynegy Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 16, 2007

YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE HEREIN OR PROVIDED IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THESE SECURITIES ARE NOT BEING OFFERED IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THOSE DOCUMENTS.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”), that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration, or continuous offering, process. Under this shelf registration process, the selling stockholder may, from time to time, sell or otherwise dispose of up to 96,891,014 shares of our Class A common stock in one or more offerings.

This prospectus may be supplemented from time to time by a prospectus supplement, which may include, among other additional information, additional risk factors or other special considerations applicable to us, our business or results of operations or our Class A common stock. Any prospectus supplement may also update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement.

You should read both this prospectus and any prospectus supplement, together with the additional information described in the section of this prospectus entitled “Where You Can Find More Information” and incorporated by reference herein.

i

REFERENCES TO ADDITIONAL INFORMATION

This prospectus incorporates important business and financial information about us from other documents that are not included in or delivered with this prospectus. This information is available for you to review at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549, and through the SEC’s website at www.sec.gov. You can also obtain those documents incorporated by reference in this prospectus without charge by requesting them in writing or by telephone from the company at the following address and telephone number:

Dynegy Inc.

1000 Louisiana Street, Suite 5800

Houston, Texas 77002

(713) 507-6400

Attention: Investor Relations Department

See the section of this prospectus entitled “Where You Can Find More Information” beginning on page 11.

Unless otherwise stated herein or the context otherwise requires, references in this prospectus to “Dynegy,” “the company,” “the Company,” “we,” “our,” or “us” refer to Dynegy Inc. and its direct and indirect subsidiaries and include Dynegy Illinois before it became a wholly owned subsidiary of Dynegy Inc. by way of the Merger.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes or incorporates by reference statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as “forward-looking statements.” All statements included or incorporated by reference in this prospectus, other than statements of historical fact, that address activities, events or developments that we or our management expect, believe or anticipate will or may occur in the future are forward-looking statements. These statements represent our reasonable judgment on the future based on various factors and using numerous assumptions and are subject to known and unknown risks, uncertainties and other factors that could cause our actual results and financial position to differ materially from those contemplated by the statements. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate,” “estimate,” “project,” “forecast,” “plan,” “may,” “will,” “should,” “expect” and other words of similar meaning. In particular, these include, but are not limited to, statements relating to the following:

•	expectations and beliefs related to the Merger Agreement, the Merger and related transactions with the LS Entities;

•

anticipated benefits and expected synergies resulting from the completion of the Merger and related transactions with the LS Entities and beliefs associated with the integration of operations of the various entities;

•	projected operating or financial results, including anticipated cash flows from operations, revenues and profitability;

•	expectations regarding capital expenditures, interest expense and other payments;

•	beliefs and assumptions about economic conditions and the demand and prices for electricity;

•	beliefs about commodity pricing and generation volumes;

•	our focus on safety and our ability to efficiently operate our assets so as to maximize our revenue generating opportunities;

•	strategies to capture opportunities presented by rising commodity prices and strategies to manage our exposure to energy price volatility;

•	plans to achieve fuel-related, general and administrative, and other targeted cost savings;

•	beliefs and assumptions relating to liquidity, including the ability to satisfy or refinance debt maturities and other obligations before or as they come due;

•	strategies to address our substantial leverage, to access the capital markets, or to obtain additional financing on more favorable financing terms;

•	measures to compete effectively with industry participants;

•	beliefs and assumptions about market competition, fuel supply, power demand, generation capacity and regional supply and demand characteristics of the wholesale power generation market;

•	sufficiency of coal, fuel oil and natural gas inventories and transportation, including strategies to deploy coal supplies;

•	beliefs about the outcome of legal, regulatory, administrative and environmental matters;

•	expectations regarding environmental matters, including costs of compliance and availability and adequacy of emission credits;

•	expectations and estimates regarding the Dynegy Midwest Generation consent decree and the associated costs;

•	efforts to position our power generation business for future growth and pursuing and executing acquisition, disposition or combination opportunities; and

•	measures to complete the exit from the customer risk management business and the costs associated with this exit.

We will not update these forward-looking statements unless the securities laws require us to do so. Moreover, any or all of our forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks, uncertainties and other factors, many of which are beyond our control, including those set forth below in the section of this prospectus entitled “Risk Factors” and any additional risk factors that may be included in any prospectus supplement or incorporated by reference into this prospectus by way of our or Dynegy Illinois’ reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

THE COMPANY

We are a holding company and conduct substantially all of our business operations through our subsidiaries, including our 50% interest in a development joint venture (the “Development LLC”) with LS Power Associates, L.P. (“LS Associates”). Our primary business is the production and sale of electric energy, capacity and ancillary services from our fleet of 29 owned or leased power generation facilities with approximately 19,500 MW of generating capacity operating in 13 states, (i) including our 614 MW CoGen Lyondell generation facility, our 576 MW Bluegrass generation facility and our 539 MW Heard County generation facility, each of which we are considering selling in 2007 and (ii) excluding our 351 MW Calcasieu generation facility, which we expect to sell to Entergy Gulf States, Inc. in early 2008 pursuant to an agreement entered into in February 2007. Our power generation fleet is diversified by dispatch type, fuel source and geographic location.

In addition to our operating generation facilities, we own an approximate 40% undivided interest in Plum Point, a new 665 MW coal-fired plant under construction in Arkansas. Through our interest in the Development LLC, we also own a 50% interest in a portfolio of greenfield development projects totaling more than 7,600 MW of generating capacity and repowering and/or expansion opportunities representing approximately 2,300 MW of generating capacity, thus providing us with meaningful organic growth prospects.

Our generation facilities are located in areas served by the Midwest Independent System Operator, Pennsylvania-New Jersey-Maryland Interconnection, LLC, the Southeastern Electric Reliability Council, the California Independent System Operator, the Western Electricity Coordinating Council, the Electric Reliability Council of Texas, the New York Independent System Operator and the New England Independent System Operator.

Our Class A common stock is listed on the NYSE under the symbol “DYN.” Our principal executive offices are located at 1000 Louisiana Street, Suite 5800, Houston, Texas 77002, and our telephone number at that address is (713) 507-6400.

TRANSACTIONS WITH LS POWER

On September 14, 2006, we entered into the Merger Agreement with the LS Entities, Merger Sub and Dynegy Illinois to, among other transactions, combine the LS Entities’ operating generation portfolio with our generation assets, acquire a 50 percent ownership interest in the Development LLC and merge Merger Sub with and into Dynegy Illinois pursuant to the Merger. On March 29, 2007, at a special meeting of the shareholders of Dynegy Illinois, the shareholders of Dynegy Illinois adopted the Merger Agreement and approved the Merger.

Pursuant to the transactions with the LS Entities contemplated by the Merger Agreement, which were completed on April 2, 2007, the LS Entities received 340 million shares of our Class B common stock, $100 million in cash and $275 million aggregate principal amount of notes issued by us (which have since been paid in full) in exchange for their contribution of their entire operating generation portfolio and the 50 percent interest in the Development LLC. We also assumed approximately $1.9 billion in net debt (debt less restricted cash and investments) from the LS Entities, and utilized $70 million in cash proceeds under our new term facility rather than entering into new Griffith project debt as was contemplated by the Merger Agreement.

Pursuant to the Merger, which was also completed on April 2, 2007, Merger Sub, our then-wholly owned subsidiary, merged with and into Dynegy Illinois. As a result of the Merger, Dynegy Illinois became our wholly owned subsidiary, the then-shareholders of Dynegy Illinois became our stockholders and each Dynegy Illinois shareholder, including Chevron, received one share of our Class A common stock for each share of Class A common stock or Class B common stock of Dynegy Illinois held by it; specifically, Chevron received the 96,891,014 shares of our Class A common stock offered hereby in exchange for its 96,891,014 shares of Dynegy Illinois’ Class B common stock.

In addition, in connection with the completion of the Merger and the other transactions contemplated by the Merger Agreement, our name was changed from Dynegy Acquisition, Inc. to Dynegy Inc.

RISK FACTORS

Investing in our Class A common stock involves risks. Before purchasing any shares of our Class A common stock, you should carefully consider the risk factors set forth below, the risk factors that are incorporated by reference herein from the section entitled “Risk Factors” in Dynegy Illinois’ Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and the risk factors that are incorporated by reference herein from the section entitled “Risk Factors” in the proxy statement/prospectus of Dynegy Illinois and us with respect to the Merger, the Merger Agreement and the related transactions, together with all of the other information included in this prospectus and any prospectus supplement and any other information that we have incorporated by reference, including filings made with the SEC subsequent to the date hereof. Any of these risks, as well as other risks and uncertainties, could harm our business, financial condition, results of operations or cash flows.

Additional Risks Related to our Business

Covenants in our financing agreements impose significant restrictions on us. Failure to comply with these covenants may have a material adverse impact on our business, financial condition, results of operations or cash flows.

Financing agreements governing our debt obligations require us to meet specific financial tests in order to issue debt and make restricted payments, among other things. Our ability to comply with the covenants in our financing agreements, as they currently exist or as they may be amended, may be affected by many events beyond our control, and our future operating results may not allow us to comply with the covenants or, in the event of a default, to remedy that default. Our failure to comply with those financial covenants or to comply with the other restrictions in our financing agreements could result in a default, causing our debt obligations under such financing agreements (and by reason of cross-default or cross-acceleration provisions, our other indebtedness) to become immediately due and payable, which could have a material adverse impact on our business, financial condition, results of operations or cash flows. If we are unable to repay those amounts or to otherwise cure the default, the holders of the indebtedness under our secured debt obligations could proceed against the collateral granted to them to secure that indebtedness. If those lenders accelerate the payment of such indebtedness, we cannot assure you that we could pay or refinance that indebtedness immediately and continue to operate our business.

We may not have adequate liquidity to post required amounts of additional collateral.

We use a portion of our capital resources, in the form of cash and letters of credit, to satisfy counterparty collateral demands. These counterparty collateral demands reflect our non-investment grade credit ratings and the counterparties’ views of our creditworthiness, as well as changes in commodity prices. If commodity prices change substantially, our liquidity could be severely strained by requirements under our commodity agreements to post additional collateral. In certain cases, our counterparties have elected to not require the posting of collateral to which they are otherwise entitled under those agreements. However, those counterparties retain the right to request the posting of such collateral. Factors that could trigger increased demands for collateral include additional adverse changes in our industry, negative regulatory or litigation developments, adverse events affecting us, changes in our credit rating or liquidity and changes in commodity prices for power and fuel. In addition, to the extent we do hedge against volatility in commodity prices and, as a result, our cash flow is less than anticipated, a source of our liquidity resources may be depleted. An increase in demands from our counterparties to post letters of credit or cash collateral may have a material adverse effect on our financial condition, results of operations and cash flows.

Plum Point, which is currently under construction, may not be completed, and the construction of other development projects in which we have an ownership interest via the Development LLC may never be initiated or completed.

Pursuant to the Merger Agreement, we acquired all of the LS Power Group’s ownership interest in Plum Point, which is currently in the construction phase, with an expected completion date in 2010. We also acquired a

50% ownership interest in the Development LLC, which owns the various “greenfield” projects and expansion and replacement projects contributed to the Development LLC by us and the LS Power Group; additional development projects may be contributed to the Development LLC from time to time by us and the LS Power Group.

As a result of economic and other conditions, Plum Point may not be completed, and the development projects may not be pursued or completed, and higher costs than those that are anticipated may be incurred with respect to any of the projects. These projects also generally require various governmental and other approvals, which may not be received. Our inability to complete the Plum Point project, or the Development LLC’s inability to complete a development project on time or within budget, may adversely affect our financial condition, results of operations and cash flows.

In addition, the development and construction of power generation facilities may be adversely affected by one or more factors commonly associated with large infrastructure projects, including, but not limited to, changes in the forecasted financial viability of new-build generation in a region, shortages of equipment, materials and labor, delays in delivery of equipment and materials, labor disputes, litigation, failure to obtain necessary governmental and regulatory approvals and permits, adverse weather conditions, unanticipated increases in costs, natural disasters, accidents, local and national political opposition, unforeseen engineering, design, environmental or geological problems and other unforeseen events or circumstances. Any one of these events could result in delays in, or even the abandonment of, the development of the affected power generation facility. Such events may also result in cost overruns, payments under committed contracts associated with the affected project, and/or the write-off of equity investment in the project. Any such development may materially and adversely affect our financial condition, results of operations and cash flows.

The future operation and performance of the various development projects owned by the Development LLC, if completed, are subject to a wide variety of factors and cannot be predicted with certainty at this time.

If a development project is successfully completed by the Development LLC, the operation and performance of the completed facility could be affected by many factors, including start-up problems, the breakdown or failure of equipment or processes, the performance of the completed facility below expected levels of output or efficiency, failure to operate at design specifications, labor disputes, changes in law, failure to obtain necessary permits or to meet permit conditions, government exercise of eminent domain power or similar events and catastrophic events including fires, explosions, earthquakes and droughts. The occurrence of such events could significantly reduce or eliminate the revenues from, or significantly increase the expenses associated with, any such completed facility and, as a result, negatively impact our financial condition, results of operations and cash flows.

If we issue a material amount of our common stock in the future or certain of our stockholders, such as Chevron or any of the LS Entities or their affiliates, sell a material amount of our common stock, our ability to use our federal net operating losses to offset our future taxable income may be limited under Section 382 of the Internal Revenue Code.

Our ability to utilize previously incurred federal net operating losses (“NOLs”) to offset our future taxable income would be limited if we were to undergo an “ownership change” within the meaning of Section 382 of the Internal Revenue Code (the “Code”). In general, an “ownership change” occurs whenever the percentage of the stock of a corporation owned by “5-percent shareholders” (within the meaning of Section 382 of the Code) increases by more than 50 percentage points over the lowest percentage of the stock of such corporation owned by such “5-percent shareholders” at any time over the preceding three years.

Under certain circumstances, sales or other dispositions of our common stock by certain of our stockholders could trigger such an “ownership change.” Specifically, sales or other dispositions of our Class A common stock by Chevron pursuant to this prospectus and any prospectus supplement could trigger such an “ownership change.” Moreover, sales or other dispositions of our Class A common stock issuable upon the conversion of our Class B common stock by any of the LS Entities or their affiliates or associated persons, pursuant to the prospectus and any prospectus supplement forming a part of a Registration Statement on Form S-3 that we have filed with the SEC for the benefit of the LS Entities and certain of their affiliates and associated persons, could also trigger an “ownership change.” We will have limited control over the timing of any such sales or dispositions of our common stock. Any such future ownership change could result in limitations, pursuant to Section 382 of the Code, on our utilization of our federal NOLs to offset our future taxable income.

More specifically, depending on then-prevailing interest rates and the market value of our stock at the time of such future ownership change, an ownership change under Section 382 of the Code would establish an annual limitation which might prevent full utilization of the deferred tax assets attributable to our previously incurred federal NOLs against our total future taxable income for a given year. If such an ownership change were to occur, our ability to raise additional equity capital may be limited.

The magnitude of such limitations and their effect on us is difficult to assess and depends in part on the market value of our stock at the time of any such ownership change and then-prevailing interest rates. For accounting purposes, at December 31, 2006, our deferred tax asset attributable to our previously incurred federal NOLs was valued at approximately $332 million.

Additional Risks Related to our Class A Common Stock

The stock price of our predecessor, Dynegy Illinois, was volatile, and the trading price of our Class A common stock may also fluctuate significantly.

The trading price of the Class A common stock of Dynegy Illinois was volatile, and our stock price may also be volatile. From January 1, 2004 through March 30, 2007 (i.e., the trading day immediately prior to the completion of the Merger Agreement and the Merger), the closing price of Dynegy Illinois’ Class A common stock on the NYSE ranged from $3.23 to $9.58 per share. The trading price of our Class A common stock may fluctuate in response to a number of events and factors, such as quarterly variations in operating or financial results, actions by various regulatory agencies, litigation, market perceptions of our financial reporting, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to us, news reports relating to us or trends in our industry or general economic conditions.

Provisions of the General Corporation Law of the State of Delaware and our organizational documents may discourage an acquisition of us.

Our organizational documents and the General Corporation Law of the State of Delaware both contain provisions that will impede the removal of our directors and may discourage a third party from making a proposal to acquire us. For example, our board may, without the consent of our stockholders, issue preferred stock with greater voting rights than our Class A common stock. The existence of these provisions may have a negative impact on the price of our Class A common stock.

The interests of the LS Control Group may conflict with your interests and, with respect to the Development LLC, our interests.

The LS Control Group (as defined in the Merger Agreement) owns approximately 40% of our voting power and has the right to nominate up to three members of our 11-member board of directors. By virtue of such stock ownership and board representation, the LS Control Group has, as described in the risk factor immediately below, the power to influence our affairs and the outcome of matters required to be submitted to our stockholders for approval. Moreover, by virtue of such stock ownership and board representation and its 50 percent membership interest (via LS Associates) in the Development LLC, the LS Control Group has the power to influence the affairs of the Development LLC.

The LS Control Group may have interests that differ from those of holders of our Class A common stock, and these relationships could give rise to conflicts of interest, including:

•	conflicts between the LS Control Group and our other stockholders, whose interests may differ with respect to the strategic direction or significant corporate transactions of the company; and

•	conflicts related to corporate opportunities that could be pursued by us, on the one hand, or by the LS Control Group, on the other hand.

Likewise, with respect to the Development LLC, the LS Control Group may have interests that differ from our interests (as the owner of the remaining 50 percent membership interest in the Development LLC), which may give rise to conflicts of interests.

Further, our amended and restated certificate of incorporation renounces any interest in, and waives, any claim that a corporate or business opportunity taken by the LS Control Group constitutes a corporate opportunity of the company, unless such corporate or business opportunity is expressly offered to one of our directors or officers.

The LS Control Group’s significant interest in us could be determinative in matters submitted to a vote by our stockholders. In addition, the rights granted to the LS Shareholders (as defined in the Merger Agreement) under the Shareholder Agreement (as defined in the Merger Agreement) and our amended and restated bylaws provide them significant influence over us. Such influence could result in us either taking actions that our other stockholders do not support or failing to take actions that our other stockholders do support.

The LS Control Group’s ownership interest in us, together with its rights under the Shareholder Agreement and our amended and restated bylaws, provides it with significant influence over the conduct of our business. Unless substantially all of our public stockholders vote together on matters presented to our stockholders from time to time, the LS Control Group may have the power to determine the outcome of matters submitted to a vote of all of our stockholders.

Rights granted to the LS Control Group under the Shareholder Agreement and our amended and restated bylaws that provide it with significant influence over our business include:

•	the ability to nominate up to three directors to our board of directors based on its percentage ownership interest in us; and

•	the requirement that we not pursue any of the following actions if all directors nominated by the LS Control Group present at the relevant board meeting vote against such action:

•	any amendment of our amended and restated certificate of incorporation or amended and restated bylaws;

•

any merger or consolidation of us and certain dispositions of our assets or businesses, certain acquisitions, binding capital commitments, guarantees and investments and certain joint ventures with an aggregate value in excess of a specified amount;

•	our payment of dividends or similar distributions;

•	our engagement in new lines of business;

•	our liquidation or dissolution, or certain bankruptcy-related events with respect to us;

•	our issuance of any equity securities, with certain exceptions for issuances of our Class A common stock;

•	our incurrence of any indebtedness in excess of a specified amount;

•	the hiring, or termination of the employment of, our chief executive officer (other than Bruce A. Williamson);

•	our entry into any agreement or other action that limits the activities of any holder of our Class B common stock or any of such holder’s affiliates; and

•	our entry into other material transactions with a value in excess of a specified amount.

Such influence could result in us either taking actions that our other stockholders do not support or failing to take actions that our other stockholders do support.

Our stockholders may be adversely affected by the expiration of the transfer restrictions in the Shareholder Agreement, which would enable the LS Control Group to, among other things, transfer a significant percentage of our common stock to a third party.

The transfer provisions in the Shareholder Agreement, subject to specified exceptions, restrict the LS Control Group from transferring shares of our common stock. These restrictions will expire upon the earlier of:

•	April 2, 2009;

•	the date the stockholders party to the Shareholder Agreement cease to own at least 15% of the total combined voting power of our outstanding securities; and

•	subject to certain conditions, the date a third party offer is made to acquire more than 25% of our assets or voting securities.

In addition, if the transfer restrictions in the Shareholder Agreement are terminated, the LS Control Group will be free to sell their shares of our common stock, subject to certain exceptions, to any person on the open market, in privately negotiated transactions or otherwise in accordance with law. These sales or transfers, as well as sales or other dispositions pursuant to this prospectus and any prospectus supplement, could create a substantial decline in the price of shares of our common stock, including our Class A common stock.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale or other disposition of the shares of our Class A common stock by the selling stockholder.

THE SELLING STOCKHOLDER

The registration statement of which this prospectus forms a part has been filed with the SEC pursuant to the registration rights agreement, dated as of September 14, 2006, entered into by us with Chevron U.S.A. Inc., the selling stockholder. The 96,891,014 shares of our Class A common stock are being registered hereby to afford Chevron the opportunity to sell or otherwise dispose of such shares of our Class A common stock in public transactions rather than pursuant to exemptions from the registration and prospectus delivery requirements of the Securities Act.

Chevron may use this prospectus to offer and sell or otherwise dispose of the shares of our Class A common stock. See the section of this prospectus entitled “Plan of Distribution.” However, the registration of the sale or other disposition of the shares of our Class A common stock held by Chevron does not mean that Chevron will sell or otherwise dispose of all or any of the shares of our Class A common stock offered hereby.

The 96,891,014 shares of our Class A common stock held by Chevron, all of which are being offered hereby, represent approximately 19.3% of the outstanding shares of our Class A common stock and approximately 11.5% of the aggregate outstanding shares of our Class A common stock and Class B common stock (in each case based on the outstanding shares of our Class A common stock and Class B common stock as of April 2, 2007).

At all times during the preceding three years, Chevron has been a significant stockholder of Dynegy. Moreover, at all times during the preceding three years and prior to the completion of the transactions contemplated by the Merger Agreement with the LS Entities, Chevron has been entitled, pursuant to Dynegy Illinois’ articles of incorporation and as the sole holder of Dynegy Illinois’ Class B common stock, to nominate and elect up to three persons to serve as Class B directors on Dynegy Illinois’ board of directors. Pursuant to this right, in connection with Dynegy Illinois’ 2004, 2005 and 2006 annual meetings of shareholders, Chevron nominated and elected two persons to serve as Class B directors on Dynegy Illinois’ board of directors. In connection with the completion of the Merger Agreement, and as a result of Chevron’s reduced ownership interest in Dynegy resulting from the completion of the Merger Agreement, this right was terminated and the persons then serving as Class B directors of Dynegy Illinois (Rebecca B. Roberts and Howard B. Sheppard) resigned from their positions as Class B directors of Dynegy Illinois. Except in its capacity as a holder of our Class A common stock, Chevron is not currently entitled to nominate or elect any persons to our board of directors.

PLAN OF DISTRIBUTION

The selling stockholder may sell or otherwise dispose of the shares of our Class A common stock covered by this prospectus:

•	through underwriters or dealers;

•	through agents; or

•	directly to purchasers.

We will describe in the applicable prospectus supplement the particular terms of the offering of our Class A common stock, including the following:

•	the names of any underwriters;

•	the purchase price and the proceeds the selling stockholder will receive from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

•	any other information we believe to be material.

If the selling stockholder uses one or more underwriters in the sale, such underwriter(s) will acquire the shares of our Class A common stock covered by this prospectus for their own account. The underwriters may resell the shares of our Class A common stock in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.

The selling stockholder may sell or otherwise dispose of the shares of our Class A common stock covered by this prospectus through agents designated by the selling stockholder. Any agent involved in the offer or sale or other disposition of the shares of our Class A common stock for which this prospectus and the applicable prospectus supplement is delivered will be named, and any commissions payable to that agent will be set forth, in the prospectus supplement.

The selling stockholder may also sell or otherwise dispose of the shares of our Class A common stock covered by this prospectus directly to purchasers. In this case, no underwriters, dealers or agents would be involved.

The selling stockholder may also enter into derivative transactions with third parties with respect to the shares of our Class A common stock covered by this prospectus. If the applicable prospectus supplement so indicates, in connection with such derivative transactions, the third parties may sell the shares of our Class A common stock covered by this prospectus and the applicable prospectus supplement, including in short sale transactions.

LEGAL MATTERS

The validity of the shares of our Class A common stock offered hereby have been passed upon for us by Akin Gump Strauss Hauer & Feld LLP.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) of Dynegy Inc. (now named Dynegy Illinois Inc.) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Dynegy Inc. (now named Dynegy Illinois Inc.) for the fiscal year ended December 31, 2006 have been so incorporated in reliance on the report (which contains an explanatory paragraph that emphasizes our substantial litigation) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of West Coast Power LLC incorporated in this prospectus by reference to the Annual Report on Form 10-K of Dynegy Inc. (now named Dynegy Illinois Inc.) for the year ended December 31, 2005 have been so incorporated in reliance on the report (which contains an explanatory paragraph that emphasizes West Coast Power LLC’s substantial litigation) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of the Power Generation Business of LS Power Development, LLC and Affiliates as of December 31, 2005 and for the year then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We and Dynegy Illinois file annual, quarterly and current reports and other information with the SEC. The SEC maintains a website that contains annual, quarterly and current reports, proxy and information statements and other information regarding registrants, like us and Dynegy Illinois, that file reports with the SEC electronically. The SEC’s website address is http://www.sec.gov. You may also read and copy any document that we and Dynegy Illinois file with the SEC at the SEC’s public reference room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the operation of its public reference room. The information that we and Dynegy Illinois file with the SEC is also available on our website at http://www.dynegy.com. However, the information on our website, except for the SEC filings referred to below, is not a part of, and shall not be deemed to be incorporated by reference into, this prospectus or any prospectus supplement.

The SEC allows us to “incorporate by reference” the information we and Dynegy Illinois file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we and Dynegy Illinois file later with the SEC will automatically update and may supersede the information in this prospectus and information previously filed with the SEC. We incorporate by reference the documents listed below and any filings made by us or Dynegy Illinois with the SEC on or subsequent to the date of this prospectus under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the shares of our Class A common stock that may be offered by this prospectus are sold; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K:

•	Dynegy Illinois’ Annual Report on Form 10-K for its fiscal year ended December 31, 2006 filed with the SEC on February 27, 2007;

•

the sections entitled “Summary Historical and Unaudited Pro Forma Condensed Consolidated/Combined Financial Data” beginning on page 14, “Risk Factors” beginning on page 20, “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 72, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 82, “New Dynegy Business” beginning on page 109, “Business of the Contributed Entities” beginning on page 116, “Directors and Management of New Dynegy” beginning on page 143, “Other Agreements and Documents” beginning on page 164, “Description of New Dynegy Capital Stock” beginning on page 193 (our Class A common stock is deemed registered under Section 12(b) of the Exchange Act pursuant to Rule 12g-3(a) under the Exchange Act and, accordingly, the filing of a registration statement on Form 8-A or Form 10 is not required) and the financial statements and notes thereto set forth in the section entitled “Index to Financial Statements” beginning on page F-1, of the proxy statement/prospectus of Dynegy Illinois and us filed with the SEC on February 13, 2007; and

•

our and Dynegy Illinois’ Current Reports on Form 8-K filed with the SEC on January 23, 2007, January 25, 2007, February 2, 2007, February 6, 2007, February 9, 2007, February 14, 2007, February 15, 2007, February 20, 2007, February 27, 2007, March 2, 2007, March 7, 2007, March 12, 2007, March 14, 2007, March 19, 2007, March 20, 2007, March 29, 2007, April 6, 2007 and April 16, 2007.

You may review these filings, at no cost, over the Internet at our website at http://www.dynegy.com, or request a free copy of any of these filings by writing or calling us at the following address:

Dynegy Inc.

1000 Louisiana Street, Suite 5800

Houston, Texas 77002

(713) 507-6400

Attention: Investor Relations Department

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

Prospectus Supplement

96,891,014 Shares

Class A

Common Stock

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.